June 15, 2007

Ms. Linda Cvrkel Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re: Kansas City Southern Form 10-K for the year ended December 31, 2006 Filed February 27, 2007 File No. 001-04717
Dear Ms. Cvrkel:
We respectfully submit the following responses to the comments in your letter dated June 1, 2007 (which have been reproduced in the body of our response in italics).
Form 10-K for the year ended December 31, 2006
Non-GAAP Financial Information, page 25
1.	We note your presentation of EBITDA as calculated for 2006 and 2005. Your headnote that discusses the purpose and use of this non-GAAP financial information is vague. In order to present non-GAAP information, there should be clear and robust discussion on why management believes the non-GAAP measure provides useful information to investors as well as the specific purposes for which management uses the measure.
In Item 6. Selected Financial Data the Company disclosed as noted that during the course of 2006 it used certain non-GAAP information in conjunction with its earnings releases, presentations and 8-K filings for comparability purposes. Management typically uses certain non-GAAP information in conjunction with GAAP results and stated in Item 6. of the 2006 Form 10-K that these measures should be considered in addition to, but not as a substitute for, or preferable to, other information prepared and presented in accordance with GAAP. KCS believes this information is of interest to investors and may facilitate more useful period-to-period comparisons of the Company’s financial results. In line with the requirements of Regulation G, the Company provided a reconciliation to the most comparable GAAP financial measures, both in this referenced disclosure and on its website. As suggested, future filings including the use of non-GAAP measures will be accompanied by enhanced disclosure regarding the purposes for which management uses non-GAAP financial measures and the usefulness of such measures to investors.

Due to the adjustments included in the calculation of EBITDA for the year ended December 31, 2005, we believe this measure should be titled “Adjusted EBITDA.” Please revise future filings accordingly.
We will use the term “Adjusted EBITDA” in future filings if we present EBITDA on an adjusted basis as a non-GAAP financial measure.
Also, regarding the reconciliation of Free Cash Flow to Net Cash Provided by Operating Activities, please revise future filings to include a clear description of the calculation of “free cash flow,” as well as the necessary reconciliation to the most comparable GAAP measure. You should also disclose why the measure is considered useful and indicate all material limitations of the measure. See Question 13 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003.
KCS defines “Free Cash Flow” as Cash Flow from Operations minus Investing Activities and Dividends. KCS believes that this measure provides the amount of liquidity generated by operations that can be used for the combination or any one of the following: debt reduction, capital investment, other investments, and future dividends to shareholders. In future filings, we will revise the reconciliation label from “Reconciliation of Free Cash Flow to Net Cash Provided by Operating Activities” to “Reconciliation of Free Cash Flow to Net Increases (Decreases) in Cash and Cash Equivalents”, provide a calculation to help the reader compute Free Cash Flow, and provide the additional disclosures discussed in our earlier Regulation G responses and as contemplated by FAQs Guidance Question 13.
Management’s Discussion and Analysis
MD&A — Financial Condition and Results of Operations, page 27
2.	In the Business — Employees and Labor Relations section, we note that your KCSM labor agreement that covers approximately 75% of its employees will be ending shortly in July 2007. In future filings please provide a complete and clear discussion of this matter including any material reasonably expected impact that a new agreement will have on financial condition and results of operations. Your discussion should quantify the expected impact as reasonably practicable. Refer to the guidance in Item 303 of Regulation S-K.
In future filings, KCS will provide a more detailed discussion of this matter as suggested including any reasonably expected material impact that a new agreement will have on the Company’s financial condition and results of operations. Supplementally, the union labor negotiation process in Mexico has not historically resulted in any significant risk of strike, boycott, or other similar disruption in the Company’s business operations. In light of past experience, the Company does not reasonably expect the contract in July 2007 to have any material impact on its results of operations or financial condition.
Results of Operations, page 29
Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005
Mexico Segment, page 32
3.	We note your disclosure that although not consolidated prior to April 1, 2005, revenue and expense information in the tables included in your MD&A disclosure include Grupo KCSM results for the first quarter of 2005 for comparative purposes. In light of the fact that these amounts are not consistent with the amounts presented in your audited financial statements and do not appear to be presented in accordance with SFAS No 141 or Article 11 of Regulation S-X, we consider the measures to be inappropriate non-GAAP measures. Please revise your 2005 revenue and expense tables for the Mexico segment to present the comparative 2005 financial data on a “pro-forma” basis assuming that Grupo KCSM was acquired at the beginning of fiscal 2005 (i.e. January 1, 2005) with appropriate discussion of this treatment. This would afford comparability to fiscal 2006 taking into account the fair value and other purchase price adjustments made in the historical financial statements for this acquisition.
As you have noted above, the comparable disclosure for revenue and expense information related to our Grupo KCSM business segment prior to acquisition is not presented in accordance with GAAP based on SFAS 141 or Article 11 of Regulation S-X. In future filings presenting Mexico business segment information for the year ended December 31, 2005, KCS will disclose the historical financial information from the date of acquisition and will disclose accordingly that the information presented is nine months of revenue and expenses from the date the Mexico segment was acquired on April 1, 2005.

4.	Reference is made to the disclosure in risk factors on page 14 where you discuss the incurrence of substantial fuel costs, the significant increase in fiscal 2006 for these costs and the ability to pass increases to customers in the form of fuel surcharges. As the amounts of fuel surcharge revenues appears to materially vary from period-to-period, in future filings, please provide tabular financial information reflecting this significant component of your revenues separately so that readers can better assess the impact or changes on revenues from this item on a period-to-period basis. In this regard, you can still present the current tabular information on total revenues that include fuel surcharge revenues with additional tabular information that details the amount of fuel surcharge revenues by period with appropriate disclosure stating this is a significant separate component of revenues included in the amount of total revenues.
The quantification of the impact of fuel surcharge on revenues and operating income is not practical and we believe separately disclosing fuel surcharge amounts as referenced would be inconsistent with our peers in the transportation industry and would not provide information meaningful to the user of our disclosures. In further explanation of above, it is not practical as our customers concurrently negotiate base rates, fuel surcharge, other cost components, and other provisions to arrive at an overall price they are willing to pay for the value of our services. Therefore, it is impossible for us to clearly distinguish all of the different factors in our customer’s decision-making process that influence the rate they are ultimately willing to pay in the base freight rate. As a result, we are not able to determine how much our revenues and operating income have been impacted by fuel surcharge alone versus how much our revenues and operating income has been impacted by changes in overall base pricing. The impact of fuel surcharges is cited as a risk due to the role that fuel plays in our overall price and cost structure together with the volatile nature of energy prices. KCS will include the aforementioned discussion as additional disclosure regarding fuel surcharge as a component of the freight rate and our overall fuel cost in future filings.
Critical Accounting Policies and Estimates, page 48
5.	From disclosures elsewhere in the filing, it appears that accounting for accounts receivable and allowance for doubtful accounts, concession assets, and pensions may also be items that include critical accounting estimates. In addition, please ensure that your revised discussion addresses the following areas:
•	Types of assumptions underlying the most significant and subjective estimates;
•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
•	Circumstances that have resulted in revised assumptions in the past.
The Company’s critical accounting policies disclose accounting policies that require management’s most difficult, subjective, or complex judgments. In determining whether an accounting estimate or assumption was critical, the Company analyzes the following criteria in accordance with FRR-72:
•	The nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and
•	The impact of the estimates and assumptions on financial condition or operating performance is material.
KCS has disclosed the accounting policies for the allowance for uncollectible accounts, concession assets, and the referenced pension plan in Note 2 to the consolidated financial statements. In the Company’s opinion, the methodology used in determining any estimates related to its allowance for doubtful accounts and its concession assets are not considered highly subjective or complex, nor do those estimates involve a significant amount of judgment. Moreover, the impact of the allowance for uncollectible accounts and the pension liability is less than 1% of total assets and 1% of operating expense. Further, the Company believes that disclosing these items as critical accounting policies in MD&A would not provide greater insight into the quality and variability of information regarding financial condition and operating performance. Since the allowance, concession asset, and pension plan estimates do not meet the criteria stated above, the Company does not believe it is necessary to disclose these estimates as critical accounting policies in accordance with FRR-72.

6.	As critical accounting estimates and assumptions are based on matters that are highly uncertain, please analyze each of the policies and their critical estimates for specific sensitivity to change. For example, as you state the provision for income taxes is impacted by inflation and exchange rates, the disclosure may be expanded to include sensitivity analysis to changes in these factors impacting your estimates. Please revise future filings accordingly. Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).
In future filings, we will expand our disclosure based on the guidance provided to include a more robust discussion of sensitivity and factors influencing our critical accounting estimates. Additionally, we will include other outcomes that we believe are reasonably likely to occur and would have a material impact on such estimates in accordance with the referenced SEC Interpretive Release.
Audited Financial Statements
Consolidated Statements of Cash Flows, page 61
7.	We note that you present a line item titled “other, net” as part of the net cash provided by operating activities. Please break out significant components of this amount in future filings. Also, please tell us where stock compensation expense is included in the statement of cash flows. Please note that the amount should be included as an adjustment to reconcile net income to net cash provided by operating activities.
In future filings, we will review and break out significant components of “other, net” within the statement of cash flows as requested. Stock based compensation was included within the “other, net” line item and in future filings will be separately identified and remain as an adjustment to reconcile net income to net cash provided by operating activities. Please note however that our stock based compensation expense of $4.3 million is disclosed within Note 9, “Share-Based Compensation” to the consolidated financial statements.
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income, page 62
8.	We note from the statement of changes in stockholders’ equity and comprehensive income, that during the year ended December 31, 2006 you issued stock for repayment of debt. Please tell us, and disclose in future filings, the nature of this transaction include the type of stock (common, preferred, etc.) issued in the transaction and the terms of the conversion.
The nature and terms of the conversion are disclosed in Note 6, “Long-Term Debt” to the consolidated financial statements, which has been included below as reference:
“Debt Obligations Related to Grupo KCSM Acquisition. In connection with the acquisition of Grupo KCSM and the settlement of the VAT/Put, the Company recorded a $110.0 million liability payable to TMM in 2005. The liability was non-interest bearing, therefore it was recorded at its present value based on a 5% discount rate. At December 31, 2005, the Company recorded a current liability of $69.3 million to be settled upon final resolution of the Vat/Put, and $31.6 million as a non-current liability to be settled in 5 years.
On March 13, 2006, in settlement of the $110.0 million obligation, KCS paid $35 million in cash, issued 1,494,469 shares of KCS common stock at the volume weighted average price (“VWAP”) of $23.4197, as determined by the acquisition agreement, and issued a $40 million five-year non-interest bearing note. At December 31, 2006 the Company recorded a non-current liability of $32.4 million which will accrete at 5% annually until April 1, 2010 when payment of $40.0 million will be due.”
We will cross-reference to the note above in our future filings.

Also, please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in this transaction. If the transaction was recorded based on the fair value of the shares issued, please explain how “fair value” was determined. Additionally, please tell us how you considered the Provision of APB 26 and FTB 80-1 in your accounting for this transaction.
The original singular acquisition agreement outlining the required settlement of a portion of KCS’s debt obligation ($35 million) to be extinguished by KCS common stock, valued at the VWAP, which is the average trading price per share for the 20 trading days preceding the closing date of the final resolution of the VAT/PUT claim. The provisions of APB 26 and FTB 80-1 apply to all extinguishments of debt, whether early or not, except debt that is converted to equity securities of the debtor pursuant to conversion privileges provided in the terms of the debt issuance (per paragraph 2 of APB 26 and paragraph 4 of FTB 80-1). KCS did not consider the provisions of APB 26 and FTB 80-1 to be applicable as the acquisition agreement defined the conversion privileges when the debt was issued. Accordingly, we believe the transaction was properly recorded at fair value using the VWAP conversion calculation as specified in the acquisition agreement.
Notes to the Financial Statements
Note 2, Significant Accounting Policies
9.	We note from your disclosure in Note 2 that you make reference to several “experts” used in your accounting for property and equipment, casualty claims and pension benefits. For example, you state that you utilized an engineering firm with expertise in railway property usage to conduct a study to evaluate depreciation rates for properties and equipment, your casualty liability reserve is based on a study by an independent third party actuarial firm, and you use third party actuaries to assist in estimating liabilities and expenses for pension and other post retirement benefits. For each reference to an expert, please revise future filings to name the expert, or alternatively, remove the reference to an expert from your notes to the financial statements.
In future filings, we will either name the expert or remove the reference to the “expert” from our footnotes to the financial statements.
Note 6. Long Term Debt, page 81
10.	We note your disclosure that on February 5, 2007 you received a waiver of defaults from all of the lenders under the 2006 Credit Agreement. Please tell us, and disclose in future filings, if you were in default on the 2006 Credit Agreement as of December 31, 2006 and if so, please tell us and disclose the period for which the waiver was obtained. As such, please clarify that the waiver meets the requirements of paragraph 5A of SFAS No. 78 for classification as a long-term liability.

The Company believes that, had it and its lenders been aware of the Credit Agreement defaults, as described in Note 6 to the Company’s financial statements, on December 31, 2006, which were not payment or financial covenant defaults, its lenders would have had the technical right, provided majority consent, to declare amounts outstanding under the Credit Agreement due and payable. It is not probable, however, that the lenders would have exercised this right as demonstrated by the fact that 100% of the lenders waived such defaults within three business days of being notified that such defaults existed. Pursuant to SFAS 78 and EITF 86-30, a callable obligation should be classified as a current liability unless, among other things, the creditor has waived the right to demand repayment and the borrower will not be able to cure the default prior to measurement date. The Company believed it would cure the default as evident through the receipt of waivers which waived the defaults prior to the date the financial statements were issued. The waiver that the Company received for the Credit Agreement defaults permanently waived all related defaults that occurred or may have occurred prior to the date of the waiver. Therefore, the waiver covered the entire period from the date of entry into the Credit Agreement, which was April 28, 2006, until February 5, 2007. On February 5, 2007 the Company amended the financial instruments that created the issues noted above, thus eliminating the need for a continuing waiver.
Note 9. Share-Based Compensation, page 91
11.	We note your disclosure of the aggregate grant-date fair value of stock options vested for 2006, 2005, and 2004. In future filings, please disclose the weighted-average grant-date fair value of stock options granted during the year for each year in which an income statement is provided. See paragraph A240(c) of SFAS No. 123(R).
KCS disclosed the weighted average grant date fair value of stock options granted during the year for each year an income statement was provided in Note 9, “Share-Based Compensation” to the consolidated financial statements as part of the weighted average assumptions in the line item labeled “Fair value at grant date”. In future filings, we will amend the label to “Weighted average grant date fair value of stock options granted”, in accordance with paragraph A240(c) of SFAS 123(R).
Note 11. Commitments and Contingencies, page 98
Casualty Claim Reserves
12.	We note that during the third quarter of 2005 you initiated a comprehensive actuarial study of the reserves which resulted in a charge of $37.8 to operating income. In light of the fact that this charge includes reserves for occupational illness including asbestos-related claims there were established on an actuarial basis for the first time, we believe this change in accounting estimate should also disclose the effect on net income and earnings per share amounts. See paragraph 33 of APB 20. Please revise future filings.
We will in future filings disclose the effect on net income and earnings per share amounts for changes in accounting estimates if the effect of the change in estimate is considered material as per SFAS 154.
In addition, as the impact of this contingency and its change in estimate was material to the fiscal 2005 financial statements, please ensure that any material range of reasonably possible loss for casualty claim reserves is also disclosed, or we suggest a statement be made by management that no material range of reasonably possible loss exists. Refer to the guidance in SFAS 5, SAB 92 (Topic 5:Y) and SOP 94-6, accordingly.
We will in future filings enhance our disclosure by providing the actuarial range of reasonably possible loss for certain casualty claim reserves where there is a range of loss estimated, or include a statement by management that no material range of reasonably possible loss exists when appropriate, as the case may be.

Note 13. Quarterly Financial Data, page 102
13.	Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. For example, your disclosure should indicate that in the third quarter of 2005 you recorded a $37.8 million pre-tax charge for personal injury liabilities based upon an actuarial study, and that the deferred profit sharing asset was written down in 2005 resulting in a non-cash charge of $35.6 million. Refer to the requirement outlined in Item 302(a) (3) of Regulation S-K.
We will include in future filings a discussion of the nature of any unusual or infrequent items that impact quarterly results of operations for the various periods presented as outlined in Item 302(a)(3) of Regulation S-K.
Form 8-K dated February 6, 2007
14.	We note your disclosure that this press release includes adjustments made in the first and second quarters of 2005 as well as KCSM’s first quarter earnings prior to its consolidation into KCS on April 1, 2005. Please note that if the amounts referenced in this disclosure are not presented in accordance with GAAP, they are considered non-GAAP financial measures and your filing should include the disclosures required by Item 10(e)(1)(i) of Regulation S-K which are:
•	Presentation with equal or greater prominence of the most directly comparable financial measure presented in accordance with GAAP
•	A reconciliation of the differences between the non-GAAP financial measure and the most directly comparable measure presented in accordance with GAAP.
•	A statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to the investor; and
•	A statement disclosing the additional purposes that management uses the non-GAAP financial measure.
See Instruction 2 to Item 2.02 of Form 8-K. Please revise future filings accordingly.
In the referenced press release and 8-K, KCS did disclose that its reconciliation to GAAP can be found on the Company’s website. To the extent non-GAAP financial measures are used in future press releases and presentations, and incorporated into future 8-K filings, KCS will provide greater detail in the disclosures required by Item 10(e)(1)(i) of Regulation S-K (as discussed in the first comment response in this letter) and will specifically incorporate all related non-GAAP disclosure into the 8-K filing as well as having the disclosure available on our website.
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We have carefully considered and performed a detailed evaluation of the comments and views expressed in your letter and believe your comments will improve our future disclosures. We believe that our responses fully responded to the comments provided and do not believe that these inquiries indicate the existence of any disclosure deficiency that would warrant change beyond future filings, and we respectfully request that you allow KCS to address your comments in our upcoming quarterly filings and our 2007 Form 10-K as appropriate.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 983-1876.
Sincerely,
/s/ Patrick J. Ottensmeyer
Patrick J. Ottensmeyer
Cc: Michael K. Borrows — Vice President and Chief Accounting Officer